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                             May 19, 2022

       Bryan Kobel
       Chief Executive Officer
       TC BioPharm (Holdings) plc
       Maxim 1, 2 Parklands Way
       Holytown, Motherwell, ML1 4WR
       Scotland, United Kingdom

                                                        Re: TC BioPharm
(Holdings) plc
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 17,
2022
                                                            CIK No. 0001872812

       Dear Mr. Kobel:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Stephen Cohen, Esq.